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                            November 3, 2020

       Ketan Thakker
       Chief Executive Officer
       RDE, Inc.
       5880 Live Oak Parkway
       Suite 100
       Norcross, GA 30093

                                                        Re: RDE, Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 22,
2020
                                                            File No. 024-11310

       Dear Mr. Thakker:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2020 letter.

       Amendment No. 2 to Offering Circular on Form 1-A

       Cover Page

   1. We note the sentence on your cover page beginning "In the event the Company raises enough capital..."
Capital and round lot holder requirements are among numerous requirements to list on
Nasdaq. As such, your disclosure should not give the impression that listing on Nasdaq
or another exchange would be imminent upon qualification of this offering statement.
Please remove this sentence.
 Ketan Thakker
FirstName
RDE, Inc. LastNameKetan Thakker
Comapany 3,
November  NameRDE,
             2020     Inc.
November
Page 2    3, 2020 Page 2
FirstName LastName
Exhibits 11.2 and 11.3
Consent of Independent Registered Public Accounting Firm

2. Please have your independent public accounting firms update their consents for the financial statements of Ubid Holdings, Inc. and Restaurant.com for the years ended
         December 31, 2019 and 2018.
       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Ernest Stern